DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004529

January 10, 2003

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Re: Bank of America Corporation
Incoming letter dated December 19, 2002

Dear Ms. Jones:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Bank of America by Dolores S. Quinonez. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
JAN 2 3 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Dolores S. Quinonez
4448 Palmero Drive
Los Angeles, CA 90065-4222

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

December 19, 2002

RECEIVED
2002 DEC 20 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Dolores Quinonez

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal dated March 27, 2002 (the "Proposal") from Dolores Quinonez (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth herein.

GENERAL

The 2003 Annual Meeting is scheduled to be held on April 30, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 24, 2003 and to commence mailing those materials to its stockholders on or about such date. To the extent necessary, this letter shall operate as my opinion of counsel.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates that "our shareholders['] next meeting be held in Los Angeles, California or at least [be] the [location] for the 2003 Annual Meeting of Stockholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2003 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(12)(ii), (i)(6) and (i)(1). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as a proposal that was included in the Corporation's proxy materials for each of the last two annual meetings and received less than 6% of the vote on its last submission to stockholders. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because it is beyond the Corporation's power to implement. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by stockholders under Delaware law.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Pursuant to Rule 14a-8(i)(7), the Proposal may properly be omitted from the 2003 Annual Meeting proxy materials because it deals with a matter relating to the Corporation's ordinary business operations. The Corporation believes that decisions about the location of its annual meetings clearly relate to ordinary business operations. These decisions involve, among other considerations, business judgments about (1) allocating corporate resources, (2) the costs associated with various locations, (3) the availability of directors, key management personnel and representatives from the Corporation's independent auditor and (4) staff resources necessary to support and conduct a meeting at a given location. Such judgments are fundamental to management's ability to run the Corporation on a day-to-day basis.

Omission of the Proposal is consistent with prior Division positions permitting the exclusion of proposals relating to the location of stockholder meetings under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)). *See Southern California Edison Company* (January 30, 2001) (proposal relating to the location of annual meetings); *Apple Computer, Inc.* (December 27, 1999 and October 29, 1997) (proposals requiring that annual meetings be held in major cities); *Walt Disney Co.* (October 18, 1999) (proposal to alternate meetings between Florida, California and other locations); *Lucent Technologies, Inc.* (October 28, 1998) (proposal to hold meetings in locations that are readily accessible to a significant concentration of stockholders); and *Northeast Utilities Service Company* (December 18, 1995) (proposal seeking to hold stockholder meetings outside of Connecticut). *See also EMC Corporation* (March 7, 2002) (proposal requiring in-person annual meetings excludable under Rule 14a-8(i)(7)).

Consistent with the foregoing no-action letters, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). In each of these no-action letters, the Division confirmed that proposals dealing with the location of stockholder meetings were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Accordingly, the Proposal, which seeks to determine the location of the Corporation's annual stockholders' meeting, relates to the Corporation's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

2. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as a proposal that was included in the Corporation's proxy materials for each of the last two annual meetings and received less than 6% of the vote on its last submission to stockholders.**

Rule 14a-8(i)(12)(ii) permits the exclusion of a proposal that deals with substantially the same subject matter as another proposal that was previously included in a company's proxy materials twice within the preceding 5 calendar years if the proposal received less than 6% of the vote on its last submission to stockholders. The Proposal deals with substantially the same subject matter as similar proposals that were submitted to the Corporation's stockholders in 2002 and 2001 and received 5.71% of the stockholder votes cast in 2002. Attached hereto are **Exhibit B** and **Exhibit C**, which set forth the earlier proposals that are taken from the Corporation's proxy materials for the Annual Meeting of Stockholders in 2002 and 2001. **Exhibit D** is taken from the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, which evidences the stockholder vote on the 2002 proposal.

As illustrated below, it is clear that the Proposal deals with substantially the same subject matter as the proposals submitted to stockholders in 2002 and 2001. The three proposals are as follows:

> **2002 and 2001 Proposals:** RESOLVED: That the stockholders of Bank of America recommend that the Board of Directors take the necessary steps to rotate the annual meeting to major cities where Bank of America is located on a regular basis.
>
> **The Proposal**: That our shareholders['] next meeting be held in Los Angeles, California

or at least [be] the [location] for the 2003 Annual Meeting of Stockholders.

All three proposals deal with substantially the same subject matter—the location of the Corporation's stockholder meetings. At two recent meetings, the Corporation's stockholders indicated that the location of the Corporation's annual meeting is not a matter of concern to them. *See generally General Motors Corporation* (April 4, 2002).

Accordingly, because the Proposal deals with substantially the same subject matter (i.e., the location of annual meetings) as two proposals that were included in the Corporation's proxy materials for each of the last two annual meetings and received less than 6% of the vote on their last submission to stockholders, it may be excluded under Rule 14a-8(i)(12)(ii).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Proposal mandates that "our shareholders['] next meeting be held in Los Angeles, California or at least [be] the [location] for the **2003** Annual Meeting of Stockholders." (emphasis added) The 2003 Annual Meeting is scheduled to be held in Charlotte, North Carolina where the Corporation maintains its headquarters. The Proposal, however, was submitted for inclusion in the proxy materials for the 2003 Annual Meeting and yet is asking that the 2003 Annual Meeting be held in a different location. Even if the Proposal were approved by stockholders at the 2003 Annual Meeting, it could not be implemented. Obviously, the Corporation cannot change the location of a meeting that has already been held. Accordingly, if approved, the Proposal would be impossible to implement and, therefore, is excludable under Rule 14a-8(i)(6).

4. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides that stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable. The Proposal submitted would require action that, under state law, falls within the scope of the powers of the Corporation's board of directors. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to determine the location of the Corporation's annual meeting has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or bylaws.

The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides that "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. . . ."

The Proposal was not drafted as a request of or as a recommendation to the Corporation's board of directors. Thus, the Proposal relates to matters for which only the Corporation's board of directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as Assistant General Counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1). I am licensed to practice law in the State of North Carolina.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2003 Annual Meeting. Based on the Corporation's timetable for the 2003 Annual Meeting, a response from the Division by January 24, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Dolores Quinonez

EXHIBIT A

BANK OF AMERICA
LEGAL DEPARTMENT

APR 18 2002

CHARLOTTE, NC

3/27/02

ATTENTION:
CORPORATE SECRETARY
NORTH CAROLINA BLUMENTHAL
PERFORMING ARTS CENTER
130 NORTH TRYON STREET
CHARLOTTE, NORTH CAROLINA
28255

SUBJECT: PROPOSAL FOR THE
2003 ANNUAL MEETING OF STOCKHOLDERS

I HAVE BEEN A STOCKHOLDER FOR
45 YEARS AND PROPOSE THAT
OUR SHAREHOLDERS NEXT MEETING
BE HELD IN LOS ANGELES, CALIFORNIA
OR AT LEAST FOR THE 2003
ANNUAL MEETING OF STOCKHOLDERS.

THANK YOU FOR YOUR CONSIDERATION.

Dolores S. Quinonez

DOLORES S. QUINONEZ

EXHIBIT B

Excerpt from Bank of America Corporation 2002 Proxy Statement

ITEM 4: STOCKHOLDER PROPOSAL REGARDING ANNUAL MEETING LOCATION

The Corporation has received the following stockholder proposal from Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037. Mrs. Davis beneficially owns 466 shares of Common Stock.

RESOLVED: That the stockholders of Bank of America recommend that the Board of Directors take the necessary steps to rotate the annual meeting to major cities where Bank of America is located on a regular basis.

Stockholder's Statement Supporting Item 4:

In recent years Bank of America (and its predecessor NationsBank) have met mostly in Charlotte, N.C. Stockholders in other parts of the country also would like to meet management and directors. Many corporations rotate their annual meetings on a REGULAR (not sporadic basis). We like to suggest that Bank of America meets every third year in Charlotte and the other two years in different parts of the country. Such locations might include San Francisco, Washington, D.C., Miami, Los Angeles, Houston and other major cities.

Last year, the owners of 54,857,212 shares, representing approximately [5.0] % of shares voting voted FOR this proposal.

The Board recommends a vote "AGAINST" Item 4 for the following reasons:

This proposal was submitted at the 2001 Annual Meeting and was overwhelmingly rejected by the stockholders. Approximately 95% of the votes cast voted against this proposal. The Board has again considered this proposal and continues to believe that its adoption is unnecessary and would not be in the best interests of the Corporation.

The Corporation's Bylaws provide that the Board, the Chairman, the Chief Executive Officer or the President may designate any place as the location of the annual stockholders' meetings. In fact, in the last ten years, the Corporation has held annual meetings in Atlanta, Richmond and St. Louis, as well as in Charlotte. The Board believes that it should retain the flexibility provided by the Bylaws so that it may consider all relevant factors in determining where to locate the annual meeting. In particular, the Corporation continues to seek to control costs in reasonable ways, including minimizing the cost of the annual meetings. Holding the meeting in Charlotte, the Corporation's headquarters, is less expensive than rotating the meeting site to other cities where the Corporation would incur higher costs for the facility, leasing of equipment, transportation and other items.

The Corporation encourages all stockholders to attend the annual meetings in person. The Corporation recognizes, however, that because its stockholders and customers are geographically diverse, it is inevitable that any place selected for the annual meeting will be more convenient for some stockholders. The current Bylaw provision serves the best interests of the Corporation by giving the Board maximum flexibility with respect to the location of the annual meetings.

EXHIBIT C

Excerpt from Bank of America Corporation 2001 Proxy Statement

ITEM 4: STOCKHOLDER PROPOSAL REGARDING ANNUAL MEETING LOCATION

The Corporation has received the following stockholder proposal:

RESOLVED: That the stockholders of Bank of America recommend that the Board of Directors take the necessary steps to rotate the annual meeting to major cities where Bank of America is located on a regular basis.

Stockholder's Statement Supporting Item 4:

In recent years Bank of America (and its predecessor NationsBank) have met mostly in Charlotte, N.C.

Stockholders in other parts of the country also would like to meet management and directors.

Many corporations rotate their annual meetings on a REGULAR (not sporadic basis). We like to suggest that Bank of America meets every third year in Charlotte and the other two years in different parts of the country. Such locations might include: San Francisco, Washington, D.C., Miami, Los Angeles, Houston and other major cities.

If you AGREE, please mark your proxy FOR this proposal.

The Board recommends a vote "AGAINST" Item 4 for the following reasons:

The Corporation's Bylaws provide that the annual meetings of stockholders will be held in Charlotte, North Carolina, unless another location is designated by the Board, the Chairman, the Chief Executive Officer or the President. In the last eight years, the Corporation has held annual meetings in Atlanta, Richmond and St. Louis, as well as in Charlotte. The Board believes that it should retain the flexibility provided by the Bylaws so that it may consider all relevant factors in determining where to locate the annual meeting. In particular, the Corporation continues to seek to control costs in reasonable ways, including minimizing the cost of the annual meetings. Holding the meeting in Charlotte, the Corporation's headquarters, is less expensive than rotating the meeting site to other cities where the Corporation would incur higher costs for the facility, leasing of equipment, transportation and other items.

The Corporation encourages all stockholders to attend the annual meetings in person. The Corporation recognizes, however, that because its stockholders and customers are geographically diverse, it is inevitable that any place selected for the annual meeting will be more convenient for some stockholders. The cur- rent Bylaw provision serves the best interests of the Corporation by giving the Board maximum flexibility with respect to the location of the annual meetings.

EXHIBIT D

Excerpt from Bank of America Corporation 2nd Quarter 2002 Form 10-Q

Item 4. Submission of Matters to a Vote of Security Holders

a. The Annual Meeting of Stockholders was held on April 24, 2002.

b. The following are the voting results on each matter submitted to the stockholders: ...

4. To consider a stockholder proposal regarding the annual meeting location

For	Against or Withheld	Abstentions	Broker Nonvotes
61,932,164	1,022,209,924	21,447,349	201,753,262

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America
Incoming letter dated December 19, 2002

The proposal relates to the location of Bank of America's next shareholders' meeting or its 2003 annual meeting.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., the location of Bank of America's next shareholders' meeting). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor